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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2014

Commission File Number 001-31880

Yamana Gold Inc.
(Translation of registrant's name into English)

Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, ON M5J 2J3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 INCORPORATION BY REFERENCE

        This Form 6-K is incorporated by reference into the Registrant's Registration Statements on Form S-8 (File No. 333-159047, File No. 333-148048 and File No. 333-145300).

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.
Date: June 24, 2014	By:	/s/ SOFIA TSAKOS Sofia Tsakos Senior Vice President, General Counsel and Corporate Secretary

 EXHIBIT INDEX

Exhibits Number	Description of Exhibit
99.1	Business Acquisition Report, dated June 24, 2014

 FORM 51-102F4
BUSINESS ACQUISITION REPORT

1.     IDENTITY OF COMPANY

1.1   Name and Address of Company

Yamana Gold Inc. ("Yamana")
200 Bay Street
Royal Bank Plaza, North Tower
Suite 2200
Toronto, ON
M5J 2J3

1.2   Executive Officer

        Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary, of Yamana is knowledgeable about the significant acquisition and this business acquisition report and may be contacted at (416) 815-0220.

2.     DETAILS OF ACQUISITION

2.1   Nature of Business Acquired

        On June 16, 2014, Yamana and Agnico Eagle Mines Limited ("Agnico Eagle") completed their previously announced court-approved plan of arrangement (the "Arrangement") pursuant to which Yamana and Agnico Eagle jointly acquired 100% of the issued and outstanding common shares of Osisko Mining Corporation ("Osisko") through an acquisition corporation ("Acquisitionco") in which Yamana and Agnico Eagle each held a 50% interest. In connection with the Arrangement, substantially all of the assets relating to Osisko's Canadian Malartic mine were transferred to a general partnership in which Yamana and Agnico Eagle each own a 50% indirect interest. Yamana and Agnico Eagle have formed a joint committee to operate the Canadian Malartic mine. The partners will also jointly explore and potentially develop Osisko's Kirkland Lake assets and will continue the exploration at Osisko's Hammond Reef, Pandora, and Wood-Pandora properties. Certain assets of Osisko were transferred to New Osisko (as defined and detailed below) as part of the consideration to Osisko shareholders under the Arrangement.

        Each outstanding common share of Osisko was exchangeable for:

  •
  C$2.09 in cash (C$1.045 from each of Yamana and Agnico Eagle);

  •
  0.26471 of a Yamana common share;

  •
  0.07264 of an Agnico Eagle common share; and

  •
  one common share (one tenth of one common share on a consolidated basis) of Osisko Gold Royalties Ltd. ("New Osisko"), a newly formed company that commenced trading on the Toronto Stock Exchange under the symbol "OR" as at the Effective Time (as defined below). Pursuant to the Arrangement, the following assets of Osisko were transferred to New Osisko: (i) a 5% net smelter royalty ("NSR") on the Canadian Malartic mine; (ii) C$157 million cash; (iii) a 2% NSR on the Kirkland Lake assets, the Hammond Reef project, and certain other properties; (iv) all assets and liabilities in its Guerrero camp; and (v) certain other investments and assets (collectively, the "Transaction Consideration").

2.2   Acquisition Date

        June 16, 2014 ("Acquisition Date")

2.3   Consideration

        Pursuant to the Arrangement, Acquisitionco acquired all 467,004,578 common shares of Osisko that were issued and outstanding on the Acquisition Date as at the effective time of the Arrangement (the "Effective Time"). To fund the Transaction Consideration payable under the Arrangement to holders of Osisko common shares as at the Effective Time (as well as to holders of certain securities convertible into an aggregate of 12 million Osisko common shares following the Effective Time): (i) Yamana issued 126,797,301 common shares and paid C$502,059,784.01 to the depositary under the Arrangement (the "Depositary"); (ii) Agnico Eagle issued 34,794,892 common shares and paid C$502,059,784.01 to the Depositary; and (iii) New Osisko issued 47,900,457 common shares to the Depositary.

        The common shares of Yamana issued in connection with the Arrangement were issued from treasury, and all cash payable by Yamana in connection with the Arrangement was funded from Yamana's credit facilities.

2.4   Effect on Financial Position

        The effect of the acquisition on Yamana's financial position is described in Yamana's unaudited pro forma condensed consolidated financial statements which are included in this report and referred to in Item 3 below. As at the Effective Time, Osisko became a wholly-owned subsidiary of Acquisitionco. On June 17, 2014, Osisko and Acquisitionco completed a long form amalgamation.

        Other than as described herein and in the management information circular of Osisko dated May 1, 2014 in respect of the Arrangement, Yamana does not currently have any plans or proposals for material changes in its business affairs or the affairs of the acquired business which may have a significant effect on the financial performance and financial position of the business, such as any proposal to liquidate the business, to sell, lease or exchange all or a substantial part of its assets, to amalgamate the business with any other business organization or to make any material changes to the acquired business or the business acquired such as changes in corporate structure, management or personnel.

2.5   Prior Valuations

        Not applicable.

2.6   Parties to Transaction

        The Arrangement was conducted pursuant to the terms of an arrangement agreement dated April 16, 2012 among Yamana, Agnico Eagle and Osisko. The Arrangement was not with an "informed person" (as such term is defined in Section 1.1 of National Instrument 51-102 — Continuous Disclosure Obligations), associate or affiliate of Yamana.

2.7   Date of Report

        June 24, 2014.

3.     FINANCIAL STATEMENTS

        The financial statements of Yamana listed below form part of this Business Acquisition Report and are attached as Schedule "A":

  •
  Unaudited pro forma condensed consolidated statements of operations of Yamana for the year ended December 31, 2013 and for the three months ended March 31, 2014.

  •
  Unaudited pro forma condensed consolidated balance sheet of Yamana as at March 31, 2014.

        Pursuant to Part 8 of National Instrument 51-102, the following financial statements of Osisko which have been filed on SEDAR at www.sedar.com are hereby incorporated by reference and form part of this Business Acquisition Report:

  •
  Audited financial statements of Osisko consisting of consolidated balance sheets as at December 31, 2013 and 2012 and the consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for the years then ended, including the notes thereto. The auditors of Osisko have not consented to the inclusion in this Business Acquisition Report of their audit reports on the foregoing financial statements.

  •
  Unaudited condensed interim consolidated financial statements of Osisko consisting of a condensed interim consolidated balance sheet as at March 31, 2014 and the condensed interim consolidated statements of income, comprehensive income, changes in equity and cash flows for the three months ended March 31, 2014 and 2013, including the notes thereto.

(signed) SOFIA TSAKOS	June 24, 2014
Sofia Tsakos Senior Vice President, General Counsel and Corporate Secretary	Date

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INCORPORATION BY REFERENCE
SIGNATURES
EXHIBIT INDEX
FORM 51-102F4 BUSINESS ACQUISITION REPORT